Exhibit 99.3

EUPRAXIA PHARMACEUTICALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the Year ended December 31, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024

This management’s discussion and analysis (“MD&A”) has been prepared as of March 20, 2025 and should be read in conjunction with the audited consolidated financial statements of Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) as at and for the year ended December 31, 2024 and the related notes which are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (which the Company transitioned to in 2023). All dollar amounts are expressed in U.S. dollars unless otherwise noted. In this MD&A, unless the context requires otherwise, references to “we” or “our” are references to Eupraxia. Additional information relating to the Company is available in our annual information form (“AIF”), filed on SEDAR+ and EDGAR on March 20, 2025.

All regulatory filings to-date and communication from the Company have been made referencing EP-104IAR. In the interest of greater clarity for investors, the Company will use EP-104IAR when referring to the product candidate that is intended for intra-articular (“IAR”) injections for indications such as osteoarthritis (“OA”), EP-104GI when referring to the product candidate that is intended for submucosal injections in the GI tract for indications such as eosinophilic esophagitis (“EoE”), and simply refer to the product candidate as EP-104 in conjunction with topics that are related to both EP-104IAR and EP-104GI.

Forward-Looking Statements

Certain statements and information in this MD&A contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “may,” “might,” “will,” “likely,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “goal,” “outlook,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “forecast,” “estimate,” “potential,” “target,” “seek,” “contemplate,” “continue,” “design,” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words and similar expressions. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as factors that we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	the Company’s business strategies and objectives, including current and future plans, expectations and intentions;

•	the Company’s intent to use capital resources previously identified for EP-104IAR to continue the development of EP-104GI;

•	the Company’s intention to evaluate funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities;

•	the Company’s ability to obtain sufficient funding for its operations, including funding for research, development and commercial activities;

•	the Company’s projected operating expenses and capital expenditures;

•	the Company’s ability to achieve profitability;

•	projected revenues, future trends, opportunities and growth in the Company’s industry and the drug development markets;

•	the Company’s ability to maintain and enhance its competitive advantages and technological advantages;

•	the entry into commercial partnerships and commercialization of our technology;

•	the Company’s ability to enter into definitive agreements with its contract research organizations (“CROs”);

•	the Company’s ability to enter into co-development and/or collaborative partnerships;

•	the Company’s clinical development programs and activities and the estimated timing thereof;

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the timing, status and results of clinical trials, including with respect to patient recruitment and data readout, including the Company’s belief that its planned clinical trials will support a future New Drug Application (“NDA”) submission for EP-104IAR;

•	the success of regulatory submissions;

•	the obtaining of potential regulatory approval;

•	the hiring of additional research and development team members;

•	the potential for the Company’s technology to impact the drug delivery process;

•	the development of additional intellectual property, ability to patent or otherwise protect such developed intellectual property and licenses with third parties for intellectual property;

•	the ability of patents and notices of allowance to provide protection over intellectual property in applicable jurisdictions;

•	the Company’s ability to protect, expand upon and exploit its existing intellectual property;

•	the entry into sponsored research agreements and the benefits therefrom;

•	the competitive advantages of the Company and its technology;

•	the planned development and future success of the Company’s product candidates and results gathered from studies thereof;

•	the development of products from the Company’s competitors;

•	the application of regulations and standards to the Company’s future products and services or research and development activities;

•	the Company’s retention of funds or payment of dividends;

•	the translation of the Company’s technologies and expansion of its offerings into clinical applications;

•	the potential benefits to patients from Eupraxia’s platforms;

•	the value of the strategic relationship to Eupraxia’s clients and investors;

•	the Company’s engagement with legal and regulatory authorities in various jurisdictions;

•	the Company’s anticipated use of proceeds from the Offering (as defined herein) and its existing cash and cash equivalents and the related estimated cash runway;

•	the sufficiency of the Company’s existing cash and cash equivalents to fund its future operating expenses and capital expenditure requirements;

•	the issuance of common shares of the Company (the “Common Shares”) upon conversion of the Preferred Shares (as defined herein);

•	the demand and commercial viability of the Company’s technology; and

•	the demand and market acceptance for product candidates developed by the Company and for which it receives marketing authorization.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance or results. These risks and factors include, but are not limited to:

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we have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;

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we will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts, if any of our product candidates receive marketing authorization;

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we are substantially dependent on the success of our lead product candidates EP-104GI, which is currently being studied in an open label Phase 1b/2a clinical study, and EP-104IAR, for which we are evaluating funding alternatives for the continued development, including potential partnership opportunities. If we are unable to complete development of, obtain approval for and commercialize EP-104GI or EP-104IAR, alone or through a potential partnership, in a timely manner, our business will be harmed;

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if we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor;

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adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations;

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clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates. Furthermore, the results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the U.S. Food and Drug Administration (the “FDA”) or comparable non-U.S. regulatory authorities or provide the basis for regulatory approval;

•	our lead product candidates may not be successful for their intended use;

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our current and future product candidates will require regulatory approval, which is costly, and we may not be able to obtain it and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications;

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the clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, European Medicine Agency (“EMA”) or other comparable foreign regulatory authorities or otherwise produce positive results;

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we completely rely on third parties to provide supplies and inputs required for our product candidates and, if these third parties fail to fulfill their contractual obligations, we may be unable to pursue further development of our product candidates and our business could be substantially harmed;

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we rely on CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed;

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the manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented;

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our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed;

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the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of our Common Shares;

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interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

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any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business;

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our current or future product candidates may cause significant adverse events, toxicities or other undesirable adverse effects when used alone or in combination with other products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential, if approved, or result in significant negative consequences;

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where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or Breakthrough Therapy designation. Even if we receive a designation that would allow for expedited review, we can provide no assurance that we will be able to obtain FDA approval sooner or at all;

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if we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue;

•	we have a novel technology with uncertain market acceptance if any of our product candidates are approved;

•	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

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clinical drug development is a lengthy, expensive, and inherently uncertain process, and we may experience delays in completing, or ultimately be unable to successfully complete the clinical trials needed for regulatory approval;

•	the FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction;

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obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	if the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;

•	even if our product candidates receive regulatory approval, we will be subject to significant post marketing regulatory requirements and oversight;

•	FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates;

•	the FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and failure to comply could subject us to enforcement action;

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disruptions at the FDA and other government agencies caused by actions taken by the current U.S. presidential administration or through legislative or judicial action, funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we rely on key personnel;

•	we may not be able to successfully execute our business strategy;

•	we are in a highly competitive industry which is continuously evolving with technological changes;

•	our future success will depend on our ability to continually enhance and develop our product candidates;

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we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

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if we are unable to differentiate EP-104 from existing therapies or if the FDA or other applicable regulatory authorities approve additional, and potentially less costly, therapies that compete with EP-104, our ability to successfully commercialize EP-104GI or EP-104IAR would be adversely affected;

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there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, and implementation of new legislative or regulatory policies by the U.S. government could impose additional costs on the Company, result in delayed timelines, or otherwise negatively impact the Company, which could have a material adverse impact on the Company’s business;

•	a variety of risks associated with potential international business relationships could materially adversely affect our business;

•	collaboration arrangements we may enter into in the future may not be successful;

•	provisions of any future debt instruments may restrict our ability to pursue our business strategies;

•	we may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances;

•	we have traditionally relied on key collaborations and grants;

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we are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations;

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our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor;

•	we may fail to manage our growth successfully, which may adversely impact our operating results;

•	guidelines and recommendations published by various organizations can reduce the use of proceeds that we may commercialize;

•	we use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

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if product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104, if approved, for any indication, and any other future products;

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our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business;

•	we may be subject to securities litigation, which is expensive and could divert management attention;

•	our directors and executive officers may be affiliated with other biotech companies and may have conflicts of interest;

•	our business may be affected by macroeconomic conditions;

•	our business may be affected by global geopolitical risks;

•	we may be responsible for corruption and anti-bribery law violations;

•	we are subject to foreign exchange risks;

•	we are subject to taxation risks and changing rules by different tax authorities;

•	we are subject to a number of risks and hazards and may not be sufficiently insured for all of them;

•	we devote significant resources to regulatory compliance as a public entity;

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changes in accounting standards from International Financial Reporting Standards (“IFRS”) to U.S. GAAP can be difficult to predict and could adversely impact how we record and report our financial condition and results of operations;

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in the past, we have had to restate our previously issued consolidated financial statements and as part of that process identified a material weakness in our disclosure controls and procedures and internal control over financial reporting as of December 31, 2022. If we are unable to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations;

•	our success depends on our ability to protect our intellectual property and our proprietary technologies;

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if the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;

•	intellectual property rights do not necessarily address all potential threats to our competitive advantage;

•	our patent rights may prove to be an inadequate barrier to competition;

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our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts;

•	we may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses;

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we may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad;

•	intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our Common Shares to decline;

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derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party;

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we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates;

•	changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	we may be subject to claims challenging the inventorship or ownership of our patents, the patents we license, and other intellectual property;

•	patent terms may be inadequate to protect our competitive position on our product candidates, if approved, for an adequate amount of time;

•	we may not be able to protect or enforce our intellectual property rights throughout the world;

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obtaining and maintaining our patent protection depends on compliance with various procedural, documentary submission, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements;

•	if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•	if we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position;

•	we may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets;

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we may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers;

•	we may be subject to claims challenging the inventorship of our patents and other intellectual property;

•	our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of any future licenses granted to us by others;

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if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business;

•	the patent protection and patent prosecution for some of our product candidates may be dependent on third parties;

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coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies, if approved, profitably;

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our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings;

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our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements;

•	our research and development activities could be affected or delayed as a result of possible restrictions on animal testing;

•	ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

•	the market price of the Common Shares may be volatile;

•	investors may lose their entire investment;

•	we have no history of dividends;

•	our existing executive officers and directors own a significant percentage of Common Shares and may have a significant impact over matters submitted to our shareholders for approval;

•	future sales of Common Shares by our existing shareholders could cause our share price to decline;

•	we will need to raise additional financing in the future which may dilute our share capital;

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if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline;

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the outstanding Preferred Shares, and any future issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Shares, which could depress the price of our Common Shares;

•	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval;

•	raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates;

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we have warrants, Preferred Shares convertible into Common Shares, and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders;

•	our Common Shares may have limited liquidity;

•	we cannot assure you that an active market will develop for our Common Shares on the Nasdaq;

•	United States investors may not be able to obtain enforcement of civil liabilities against us;

•	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders;

•	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

•	U.S. holders of our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company; and

•	if a U.S. holder is treated as owning at least 10% of our Common Shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences.

Such statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Eupraxia as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to (i) the Company’s ability to attract and retain skilled staff; (ii) future research and development plans for the Company proceeding substantially as currently envisioned; (iii) industry growth trends, including with respect to projected and actual industry sales; (iv) the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; (v) sufficient working capital and the Company’s ability to control costs and raise additional financing going forward; (vi) obtaining regulatory approvals and the potential benefits of our product candidates, if approved; (vii) general business and economic conditions; (viii) the Company’s ability to achieve profitability; (ix) the Company’s ability to successfully commercialize its current product candidates, if approved, enter into commercial partnerships and develop new products; (x) the availability of financing on reasonable terms; (xi) market competition; (xii) the products and technology offered by the Company’s competitors; (xiii) the Company’s ability to protect patents and proprietary rights; and (xiv) the availability and cost of personnel, materials and supplies.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks listed above and outlined herein under the headings “Credit risk”, “Liquidity risk”, “Market risk”, “Other price risk”, “Interest rate risk” and “Currency risk” and under the heading “Risk Factors” in the short form base shelf prospectus dated February 5, 2024 (the “Shelf Prospectus”) and the AIF. Should one or more of these risks or uncertainties, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Overview of the Company

We are a clinical-stage biotechnology company seeking to leverage our proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. Each of our product candidates is designed to improve patient benefit by providing more prolonged activity than currently available treatments, combined with an improved pharmacokinetics (“PK”) and related safety profile and precisely targeted local delivery. We believe a product with this profile could offer the dual potential of providing long-lasting treatment while minimizing tolerability complications in target and non-target tissues. Our strategy is to develop a portfolio of product candidates based on this delivery technology.

We currently have two distinct clinical development programs, one targeting eosinophilic esophagitis (“EoE”) and the second targeting chronic osteoarthritis (“OA”) pain in the knee. Both programs are broadly based upon the same active pharmaceutical ingredient (“API”), fluticasone propionate. The injectable drug is dispensed together with a “vehicle” diluent specifically designed for the target delivery modality and co-administered with the API. For our ongoing clinical studies, we are using the same underlying API and extended-release formulation. In the future, we anticipate that therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates. The product candidate that is being developed specifically for submucosal injections in the GI tract with an initial indication of EoE is referred to as EP-104GI, and the product candidate that is being developed for intra-articular (“IA”) injections with an initial indication of knee OA is referred to as EP-104IAR. EP-104 is intended to refer to the extended-release Fluticasone Propionate encapsulated with the DiffusphereTM technology, which is used in the formulation of both EP-104GI and EP-104IAR.

We are currently conducting a Phase 1b/2a clinical trial with EP-104GI in Canada, the Netherlands, Australia and New Zealand. We also received pre-IND feedback from the FDA on December 3, 2024, to clarify IND-enabling early phase program requirements for conducting studies in the US. We intend to continue development of EP-104GI through the ongoing clinical trial and any subsequent trials required by the FDA to obtain commercial approval. We intend to evaluate the possibility of identifying a corporate partner to help with the development of EP-104GI.

We have successfully completed a Phase 2b clinical trial with EP-104IAR in knee OA, and in January 2024 held a meeting with the FDA to determine the late phase program requirements for an NDA submission and approval in the United States. We believe that the future success of the product candidate will be dependent on late phase development and commercialization expertise and will require significant resources. We are currently evaluating funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities and intend to modulate investment levels pending the outcomes. We are undertaking certain preclinical and manufacturing activities as well as Phase 3 planning and preparation related to EP-104IAR to ensure continuity of the project, but we intend to wait until we have funding needs addressed before committing to additional significant spend for this program. We intend to use our capital resources previously identified for EP-104IAR development to continue development of EP-104GI.

EP-104 (Long-Acting Fluticasone Propionate Injectable Suspension)

The primary active ingredient of the EP-104 product candidates consists of a solid core of fluticasone propionate (“FP”) coated with an outer layer of polyvinyl alcohol (“PVA”). FP is a synthetic trifluorinated corticosteroid with potent anti-inflammatory activity and a well-established systemic safety record in the form of widely used inhaled, intranasal, and topical agents. It has been shown to be locally active, and FP that is systemically absorbed is rapidly metabolized. Relative to other corticosteroids (including triamcinolone acetonide or “TCA”), FP has a high affinity for the glucocorticoid receptor, low solubility, a low rate of dissociation, and a comparatively long half-life. It is currently approved by the FDA, Health Canada, European Medicines Agency, and many other regulatory agencies around the world. PVA is a biocompatible polymer with numerous biomedical applications and a 30-year safety record in various human tissues. We believe these characteristics make EP-104 a promising candidate for prolonged anti-inflammatory use.

EP-104 technology is designed to work through diffusion of the drug particles through a microns-thin polymer membrane. When the particles are injected at the disease site, extracellular fluid diffuses across the polymer membrane and into the particles themselves, dissolving some of the solid drug core creating a saturated drug solution inside the microsphere with relatively low drug concentrations outside the microenvironment. Steady-state diffusion of FP across the polymer membrane and into the extracellular space then delivers the drug candidate to the intended area at a prolonged and steady rate with close to constant drug levels. This rate can be controlled by changing the size of the drug core and the properties of the polymer membrane, creating a target drug release profile designed to maximize disease treatment and reduce systemic and local adverse events often accompanying drugs having conventional release profiles.

Another key feature differentiating EP-104 from other extended-release IA corticosteroid formulations is that more than 90% by weight of EP-104 is the active FP component in the investigational drug product, compared to less than 30% in other polymer-based extended-release products which use degradation.

FP, although approved by the FDA, Health Canada, EMA and other regulatory agencies, is not currently approved for use in any formulation for the treatment of symptoms in either EoE or OA. To our knowledge, EP-104GI and EP-104IAR are the only extended-release formulations of FP in development for these conditions. We believe that the EP-104 drug delivery technology platform has the potential to have a beneficial application for EoE, given the already-established efficacy of oral immediate release of FP in this indication. We believe the drug delivery technology platform also has the potential to be an effective treatment for OA based on the proven efficacy of other corticosteroids for this condition. The potential for an improved treatment of EoE and OA with our proprietary formulations of EP-104 is further supported by a continually expanding library of data supporting the value of extended-release steroids.

EP-104 consists of a vial of EP-104 powder and a separate vial of liquid (referred to as the “Vehicle”). Before injection, the Vehicle is mixed with the dry powder to suspend the EP-104 particles; this enables the EP-104 powder to be injected into the patient. In an ongoing stability study, the powder has proven stable for 48 months when stored at room temperature. Batches of EP-104 are currently manufactured at the projected initial batch scale required for launch.

EP-104GI for Eosinophilic Esophagitis (EoE)

EP-104 is being developed for the treatment of EoE, a rare immune-mediated disease recognized by the U.S. National Organization for Rare Disorders (“NORD”). We believe adaptations to the original formulation of EP-104 will result in the creation of EP-104GI for this specific indication, including modifications to the carrier vehicle and dose.

EoE is characterized by inflammation and the accumulation of large numbers of eosinophils (a type of white blood cells) within the epithelial lining of the esophagus. In adults, EoE leads to dysphagia and food impaction. In children, it often presents with irritability, nausea and vomiting. Patients with EoE frequently develop esophageal strictures, a narrowing or tightening of the esophagus, accompanied by proliferations of fibrotic tissue.

Development of EP-104GI for EoE

Clinical Studies

We commenced dosing patients in the second quarter of 2023 in an open label Phase 1b/2a clinical study (RESOLVE) using EP-104GI for treatment of EoE. The RESOLVE study will be conducted in up to 90 adult patients with a confirmed diagnosis and active EoE symptoms. Primary outcomes for safety, PK and efficacy are being collected at various points over a 12-week total period, with a subsequent follow up at six, nine and twelve months. Initial low-dose cohorts showed improvements in patients’ perception in pain on swallowing, ease of swallowing and histological endpoints. There were few adverse events, with no reports of candidiasis and no significant impact on glucose metabolism or adrenal function. We anticipate ongoing data readouts from subsequent dose-escalation cohorts throughout 2025. The RESOLVE protocol is active at sites in Canada, the Netherlands, Australia and New Zealand. It is our intention to modify the protocol in 2025 to include a randomized, placebo-controlled component of the trial to further assess the optimal dose(s).

Subsequent steps in the research program will be determined following analysis of results as well as interaction with key opinion leaders and regulatory authorities. Pre-IND feedback from the US FDA received on December 3, 2024 provided clarity on IND-enabling early program requirements. We agreed on the design of an IND-enabling non-clinical study and have initiated this study. To seek marketing approval for EP-104GI, we expect to carry out at least one Phase 3 study assessing both efficacy (reduced histological signs and improved symptoms) and safety of EP-104GI in this indication.

EP-104IAR for Osteoarthritis

OA is a chronic progressive disease characterized by deterioration of joint cartilage and inflammation, which results in pain and stiffness, usually in the morning or after a period of inactivity; and loss of joint function which limits daily activities. In normal joints, cartilage acts as a cushion between bones and provides a smooth gliding surface for movement. In OA, the inflammatory processes integral to disease progression damages the cartilage, and over time cartilage wears away, causing bone to rub directly against bone resulting in joint damage, severe pain and disability.

Globally, OA is a leading cause of disability in older adults. Estimates of prevalence and incidence vary according to the definition of OA used (i.e., radiographic (X-Ray) versus symptomatic) and the joints assessed. The global prevalence of knee OA is estimated at approximately 23% in adults over the age of 40. According to a report by the Centers for Disease Control and Prevention, OA is estimated to affect more than 32.5 million adults in the United States alone. A 2018 report estimated there were 14 million people with symptomatic knee OA. OA is also often associated with depression and loss of sleep which can greatly affect quality of life.

Current evidence-based OA treatment guidelines aim to manage signs and symptoms, with the goal of slowing progression, if possible. Recommended pharmacological interventions include topical and oral non-steroidal anti-inflammatory drugs, and IA corticosteroids. IA corticosteroid injections have been used for decades to manage pain and stiffness associated with inflammation in knee OA and have been approved by regulatory authorities as safe and effective. However, IA corticosteroid injections often result in suboptimal patient outcomes because of their short duration of activity and systemic adverse events such as flushing, glucose alterations and cortisol suppression due to the high peak exposures required to maintain efficacious concentrations for prolonged durations. Evidence is also emerging regarding the risk of adverse joint findings and/or OA progression following frequent/repeated immediate release IA corticosteroid injections.

Development of EP-104IAR

Non-clinical Studies

We have completed multiple non-clinical investigations with EP-104IAR, including a large IND-enabling non-clinical study in dogs. Non-clinical data have indicated that after a single high-dose IA injection of EP-104IAR to the knees of dogs, FP was released locally for greater than ten months with moderate exposure in the plasma. There was no evidence of cartilage damage in dogs over the ten-month follow-up period at any of the administered doses. In this study, a low dose of EP-104IAR released FP locally for longer than eight months with minimal systemic exposure. This dose was used to justify the dose selection in our Phase 2 clinical trial. Both U.S. and European competent authorities have reviewed our non-clinical safety data and deemed this information suitable to support clinical research studies.

Several non-clinical studies are underway to support the Phase 3 and registration program. These activities include safety and biocompatibility evaluations of EP-104IAR excipients as well as non-clinical studies to provide information needed to support the continued clinical investigation of EP-104IAR product candidates in humans.

Clinical Studies

EP-104IAR has been evaluated in two clinical studies in OA patients. The first clinical study was a Phase 1, double-blind, placebo-controlled clinical study (protocol EP-104-101) to assess safety, PK and preliminary efficacy in 32 knee OA patients at three sites in Canada. The single 15 mg dose was generally well tolerated and showed predictable PK. The study was not powered to detect efficacy; however, patient-reported outcome measures were collected and analyzed to evaluate pain and symptom relief. Despite the limitations of this study (small size, low dose, significant underdosing in nine subjects, and high placebo response), we believe it provides promising tolerability and PK data and preliminary clinical activity data to support future development of EP-104IAR. Results of the study have been published in Osteoarthritis and Cartilage Open.

The second clinical study was SPRINGBOARD – a Phase 2, double-blind, placebo-controlled clinical study (protocol EP-104IAR-201) that assessed the efficacy, safety and PK of a single 25 mg dose of EP-104IAR in 318 patients with moderate knee OA. The trial was conducted at 12 sites in Denmark, Poland and Czech Republic, with the last patient visit announced on May 25, 2023. Top-line data readout was announced on June 26, 2023. Results of the study have been published in The Lancet Rheumatology.

EP-104IAR-201 met its primary endpoint with a clinically meaningful and statistically significant (p=0.004) improvement over vehicle-placebo in Western Ontario and McMaster Universities Osteoarthritis (“WOMAC”) Pain at 12 weeks in the Intent to Treat population.

EP-104IAR-201 also showed statistically significant improvement over placebo at 12 weeks in three key secondary endpoints: WOMAC Function (p=0.014), OMERACT-OARSI strict responders (p=0.011) and Area Under the Curve (“AUC”) for WOMAC Pain (p<0.001). Importantly, statistical significance with OMERACT-OARSI strict responders to 15 weeks and AUC for WOMAC Pain to 24 weeks was also seen in the Phase 2b study, highlighting a strong and durable response. The secondary endpoint of the difference in change from baseline in the WOMAC Pain subscale at 24 weeks was not met, delivering statistical significance to 14 weeks.

We also performed pre-specified analyses in the moderate sub-population, which comprised 68% of the study population (n=214). Statistically significant efficacy outcomes were seen for WOMAC Pain (17 weeks) and OMERACT-OARSI strict responders (22 weeks). Additionally, 40% of moderate patients achieved near complete pain relief (WOMAC Pain score of ≤2) which was statistically significant for 22 weeks.

EP-104IAR was well tolerated, with adverse events similar to placebo, and no withdrawals due to adverse events. Changes in cortisol were minimal and transient and there were no differences in blood glucose levels between treatment groups, including diabetics. We believe these safety data and the observed PK profile support our goal of developing a product that can be used for repeat and bilateral dosing, and in certain at-risk populations.

In parallel to the main study, Magnetic Resonance Imaging (“MRI”), with macrocyclic gadolinium-based contrast agent, was obtained from participating patients who received EP-104IAR (n=6) or placebo (n=6). Scans were performed at baseline and weeks 12, 24 and 52 (or on early exit). The data obtained in the MRI sub-study demonstrated the following results:

•

Treatment with EP-104IAR resulted in a trend of non-statistically significant decrease in inflammation at weeks 12 and 24 when compared to placebo. The two groups were similar at one year as the clinical effect of the single EP-104IAR injection had waned by one year.

•	A correlation between reduction in inflammation and a reduction in WOMAC Pain scores was observed.

•

A trend of equivalent or improved T2 relaxation times was observed in the EP-104IAR treated group compared to the placebo group at 12 weeks and that trend held steady, or improved, at 24 weeks and 52 weeks but was not statistically significant. These data suggest a trend of potential improvement in cartilage quality and morphology in the treated group.

Regulatory

We participated in a pre-IND meeting with the FDA regarding the OA program before submission and subsequent clearance of an IND, allowing evaluation of the product candidate under the SPRINGBOARD Phase 2 OA protocol.

In June 2023, EP-104IAR received Fast Track designation from the FDA. The Fast Track process is designed to facilitate and potentially expedite the development review of drugs to treat serious conditions and fill an unmet medical need. The designation recognizes both the seriousness of knee OA pain and the potential for EP-104IAR to fill the need for extended-release pain relief for this indication.

We believe our planned development pathway for EP-104IAR is supported by several key factors:

•	following our recent End-of-Phase 2 meeting with the FDA in January 2024, we believe we have alignment on the required endpoints for our Phase 3 clinical trials in order to support an NDA submission;

•	an open Investigational New Drug (IND) application with the FDA;

•	an abbreviated NDA regulatory pathway under the FDCA, Section 505(b)(2);

•	FDA Fast Track designation, recognizing the potential of EP-104IAR to meet an unmet medical need in a serious condition such as OA pain;

•	a corticosteroid (FP) with a well-established record of clinical use that supports anti-inflammatory effects, and a well-characterized systemic tolerability profile;

•	no evidence of cartilage damage at the therapeutic concentrations intended for humans in the IND-enabling preclinical study; and

•	preliminary evidence of rapid and extended pain reduction versus placebo in both Phase 1 and Phase 2 clinical trials.

End-of-Phase-2 Meeting with FDA for EP-104IAR

In January 2024, we engaged with the FDA in an End-of-Phase-2 meeting to discuss results from the SPRINGBOARD study and to discuss planned clinical and non-clinical activities to support a New Drug Application (“NDA”) for EP-104IAR. Based on these interactions, we believe that the following clinical trials will be required in support of a future NDA submission for EP-104IAR:

•

PROMENADE – A Phase 3 trial in of knee OA patients to evaluate the safety and efficacy of single and repeat doses of EP-104IAR. We anticipate that patients will be followed for a maximum of nine months after the second injection.

•	A Phase 1 study carried out in approximately 30 patients comparing the pharmacokinetics of EP-104IAR and Flovent® HFA (required to satisfy PK requirements for a US 505(b)(2) application).

In addition to the anticipated clinical trials described above, we anticipate that we or a potential partner would need to conduct additional non-clinical work to support repeat dosing of EP-104IAR and the characterization of PVA in-line with the FDA’s feedback.

We anticipate that we or a potential partner would submit the NDA for EP-104IAR under Section 505(b)(2) of the FDCA to obtain FDA approval, which is required before marketing a new drug in the United States. A 505(b)(2) NDA would rely in part on non-clinical studies and clinical trials conducted by us or a potential partner, and in part on the FDA’s prior findings of safety and efficacy for the active ingredient for which we do not have a right of reference or which have been established in the scientific literature in the public domain. We intend to, either alone or with a partner, pursue marketing approval and commercialization of EP-104 in the U.S. and additional ex-U.S. geographies along with the potential partner. Lifecycle Opportunities for EP-104 Products

Corticosteroids are broadly used for various indications that may benefit from a targeted delivery and extended-release profile with minimal adverse events. Natural lifecycle extensions for EP-104 products could include other joints affected by OA, other inflammatory arthropathies, or other inflammatory conditions.

Eupraxia Business Strategy

Our focus over the 24 months following the date of this MD&A will be the execution of the EP-104 development programs, including:

EP-104GI Program:

•	Continued dose escalation and completed enrollment of the Phase 1bRESOLVE clinical study to evaluate the safety and effectiveness of EP-104GI in the treatment of EoE;

•	It is our intention to modify the RESOLVE protocol to include a Phase 2 randomized, placebo-controlled component of the trial to further assess the optimal dose(s).

•	Initiate and complete non-clinical work to support filing an IND in the US.

•	Optimize and manufacture material to support EP-104GI clinical trials, including development of a new vehicle better suited to the location and mode of injection;

•	Initiate a Phase 3 program to evaluate the effectiveness and safety of EP-104GI in EoE.

EP-104IAR Program:

•	Complete non-clinical studies to support NDA filing that would enhance the EP-104IAR label and evaluate the safety and biocompatibility of all excipients;

•	Engage with the FDA to achieve agreement on the commercial manufacturing program;

•	Progress the EP-104IAR clinical program into Phase 3, in conjunction with additional funding opportunities (including a potential collaboration partner).

EP-104 Platform:

•	Continue to strengthen the IP portfolio around the EP-104 technology;

•	Continue to evaluate portfolio options for EP-104 and the DiffuSphere™ technology platform; and

•	Continue to develop the manufacturing process to support all programs.

Where appropriate, we may use strategic collaborations or partnerships to accelerate development and maximize the commercial potential of our development programs. In parallel, we intend to seek out-licencing, co-development or marketing partners for our technology, with the potential to expand and exploit its application fully. It is our intention to put in place conditions and resources, including the potential use of licensing partnerships, that support the success of the development program, marketing authorization(s) and commercialization across multiple jurisdictions, as well as exploitation of any opportunities for lifecycle and patent extension. Depending on market conditions, this may take the form of co-development or commercialization partnerships, transactional opportunities and/or public financing options.

Pipeline programs are another area of potential growth in the next 24 months. Our technology is potentially compatible with various drugs and therapeutic indications. The pipeline strategy focuses on modulating the release of existing drugs to achieve better clinical outcomes in areas of high medical need. The technology has the potential to be particularly suitable for diseases requiring precisely targeted and controlled localized therapy where broader tissue or systemic exposure should be avoided (e.g., tumour oncology). We have previously investigated indications involving post-surgical pain (EP-105) and post-surgical site infections (EP-201). While both programs demonstrated preclinical evidence of supporting our technology, these programs are currently paused so we can remain focused on the programs described previously in this MD&A.

We currently have several pipeline candidates in development with a goal to add a pipeline product candidate over the next 24 months to allow for sustained corporate growth. We expect this to involve a multidisciplinary review of candidate drugs, formulation development, in vitro screening to identify the most promising lead candidates and non-clinical proof-of-concept studies. The information generated from these inquiries will determine whether we should proceed with further development.

Significant Company Events

On January 30, 2024, the Company announced positive data from a MRI exploratory sub-study in its Phase 2 SPRINGBOARD trial evaluating the safety and efficacy of EP-104IAR for the treatment of osteoarthritis of the knee.

On February 1, 2024, the Company announced summary results from the End-of-Phase 2 meeting with the FDA and the initiation of the Phase 3 Development program for EP-104IAR.

On February 5, 2024, the Company announced updated positive clinical trial data in its EP-104GI RESOLVE trial for the treatment of Eosinophilic Esophagitis.

On February 5, 2024, the Company filed and obtained a receipt for a final short form base shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus replaced the Company’s 2023 Shelf Prospectus filed in June 2023. The Shelf Prospectus allows the Company and certain of its securityholders to qualify the distribution of up to US$200 million of Common Shares, preferred shares, debt securities, warrants, subscription receipts, and units, or any combination thereof during the 25-month period that the Shelf Prospectus is effective, in amounts, at prices and on terms based on market conditions at the time of any offering, and set forth in an accompanying shelf prospectus supplement.

On March 15, 2024, the Company announced the closing of an overnight marketed offering of Common Shares (the “Offering”). The Company issued 8,260,435 Common Shares at a price of CDN$4.10 per Common Share for gross proceeds of $25,026,073 (CDN$33,867,784), which included the issuance of 943,435 Common Shares upon partial exercise of the over-allotment option.

On April 3, 2024, the Company announced that it had received approval from the Nasdaq Capital Market (“Nasdaq”) to list its Common Shares on the stock exchange. On April 5, 2024, the Company subsequently announced that its Common Shares had begun trading on the Nasdaq under the ticker “EPRX.” Common Shares continue to be traded on the Toronto Stock Exchange under the ticker symbol “EPRX.”

On May 2, 2024, the Company announced the formation of a Clinical Advisory Board for its gastrointestinal program. The Clinical Advisory Board is comprised of Dr. Evan Dellon (Chairman), Dr. Stephen Attwood, Dr. Albert Bredenoord, Dr. Donna Griebel, Dr. Ikuo Hirano and Dr. Roos Pouw. The Clinical Advisory Board will work closely with Eupraxia as it continues its development of EP-104GI for EoE.

On May 21, 2024, the Company announced additional positive clinical data from its Phase 1b/2a RESOLVE trial, which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE.

On May 23, 2024, the Company announced that regulators in Australia and Canada have cleared the Company’s request to expand its Phase 1b/2a RESOLVE trial, which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE. Clinical data from initial low-dose cohorts showed signs of potential efficacy, as well as encouraging safety and duration of impact from EP-104GI.

On August 2, 2024, the Company announced a new $8,659,200 (CDN$12,000,000) convertible debt facility (the “Convertible Debt Facility”). Under the Convertible Debt Facility, Yabema Capital Limited and other current Eupraxia shareholders (together, the “Lenders”) will make available for drawdown an aggregate amount of $8,659,200 (CDN$12,000,000) for a period of 120 days following entry into the agreement. The Convertible Debt Facility will mature 24 months from August 1, 2024 (the closing date) and can be extended for an additional 12 months at the Lenders’ option. The decision to draw on the facility within 120 days of closing is at the discretion of Eupraxia. The aggregate unpaid principal amount and any accrued and unpaid interest thereon will be convertible at the discretion of the lenders into Eupraxia Common Shares at a conversion price equal to CDN$4.84375 per Common Share. An existing debt agreement with SVB and SVB Innovation Credit Fund VIII, L.P. was subsequently repaid September 12, 2024.

On September 11, 2024, the Company announced additional positive clinical data from its RESOLVE Phase 1b/2a trial which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE.

On October 2, 2024, the Company announced the expansion of Dr. Amanda Malone’s role to that of Chief Operating and Scientific Officer of the Company.

On October 15, 2024, the Company announced that Phase 2b data from the SPRINGBOARD trial evaluating EP-104IAR for the treatment of knee osteoarthritis was published in Lancet Rheumatology.

On October 31, 2024, the Company announced the closing of a non-brokered private placement (the “Private Placement”) of newly issued Series 1 Preferred shares in the capital of the Company (the “Preferred Shares”). The Company issued 8,905,638 Preferred Shares for gross proceeds of $31,997,837 (CDN$44,528,190). The Preferred Shares are convertible into Common Shares without additional consideration on a one-to-one basis, subject to customary anti-dilution protection for share splits, reorganizations and other customary conditions.

The Preferred Shares are not initially entitled to any dividends. Following the third anniversary of closing of the Private Placement, and subject to shareholder approval, any unconverted Preferred Shares will be entitled to a quarterly dividend equal to 1.5% (6% annually) of the original issue price, payable in additional Preferred Shares (the “PIK Preferred Shares”). If shareholder approval for the PIK Preferred Shares is not obtained by the third anniversary of closing, the quarterly dividends will be paid in cash at a rate of 2% (8% annually). No dividends will be payable on Common Shares while any Preferred Shares remain issued and outstanding.

The holders of Preferred Shares will be entitled to nominate one representative to the board of directors of the Company. Concurrently with the closing of the Private Placement, Joseph Freedman was appointed to the board of directors of the Company as the first nominee of the holders of Preferred Shares.

Concurrent with the closing of the Private Placement, on October 31, 2024, the Company entered into a Termination and Release Agreement with the Lenders to terminate the Convertible Debt Facility (the “Termination Agreement”), in connection with the closing of the Private Placement.

On November 12, 2024, the Company announced positive data from the fifth cohort of its RESOLVE Phase 1b/2a trial which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE.

On November 20, 2024, the Company announced a single administration of DiffuSphere™ successfully delivered fluticasone propionate for at least six months in patients with eosinophilic esophagitis.

On February 18, 2025, the Company announced the appointment of Alex Rothwell as the Company’s new Chief Financial Officer, coinciding with the retirement of Bruce Cousins. Bruce will remain with the Company in a consultant role to ensure an orderly transition of the CFO responsibilities.

On February 25, 2025, the Company announced positive data from the sixth cohort of its RESOLVE Phase 1b/2a trial which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE.

Selected Financial Information

The financial information reported herein for the year ended December 31, 2024 has been derived from the audited consolidated financial statements for the year ended December 31, 2024 prepared in accordance with U.S. GAAP. The Company’s reporting currency is the U.S. dollar. The Canadian dollar continues to be the functional currency of the Company.

Selected Consolidated Balance Sheet Data

	December 31, 2024	December 31, 2023	December 31, 2022

	$	$	$
Cash	33,101,294	19,341,756	18,263,389

Total assets	34,942,355	20,266,229	19,122,249

Total non-current financial liabilities	-	-	8,856,008

Equity attributable to owners of the Company	33,404,803	2,216,207	7,786,525

Non-controlling interest	(1,565,834)	(1,323,881)	(578,671)

Total shareholders’ equity	31,838,969	892,326	7,207,854

Cash increased by $13,759,538 to $33,101,294 as at December 31, 2024 from December 31, 2023. This increase was attributable primarily to the net funds of $31,705,219 received related to the Private Placement net funds of $22,853,390 received related to an overnight marketed public offering, and redemption of warrants of $337,816 offset by the net loss of $25,744,489, repayment of the SVB convertible debt facility of $9,074,813 and the milestone payment to Auritec Pharmaceuticals Inc. (“Auritec”) of $5,000,000.

Cash (inclusive of cash equivalents of $7,432,498) increased by $1,078,367 to $19,341,756 as at December 31, 2023 from December 31, 2022. This increase was attributable primarily to the net Private Placement financing of $15,886,537 and redemption of warrants of $5,241,811 offset by the net loss of $28,966,006 less items not affecting cash of $3,006,936.

Total assets increased by $14,676,126 to $34,942,355 as at December 31, 2024. This increase was primarily due to the increase in cash referenced above. Total assets increased by $1,143,980 to $20,266,229 as at December 31, 2023 compared to December 31, 2022. This increase was primarily due to the increase in cash and cash equivalents referenced above.

Total non-current financial liabilities decreased by $8,856,008 to $nil as at December 31, 2023 compared to December 31, 2022. This decrease was primarily attributable to the reclassification of the SVB debt facility being reclassified as a current liability.

The Company did not pay any dividends or make any distributions to shareholders in any of the above periods.

Selected Consolidated Statements of Operations and Comprehensive Loss Data

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

	$	$	$
Revenue	-	-	-

Net loss for the period – Owners of the Company	(25,502,536)	(28,220,796)	(18,489,629)

Net loss for the period – Non-controlling interest	(241,953)	(745,210)	(501,135)

Net loss for the period	(25,744,489)	(28,966,006)	(18,990,764)

Comprehensive loss for the period	(27,198,492)	(28,886,192)	(20,267,152)

Loss per share, basic and diluted – Owners of the Company	(0.76)	(1.17)	(0.96)

The net loss for the year ended December 31, 2024 decreased by $3,221,517 when compared to the year ended December 31, 2023, primarily due to a decrease in research and development costs of $4,288,608 and decrease in other expenses of $2,377,699 partially offset by an increase in general and administrative costs of $3,444,790.

The net loss for the year ended December 31, 2023 increased by $9,975,242 when compared to the year ended December 31, 2022, primarily due to an increase in general and administrative costs of $3,296,406, research and development costs of $6,933,371 and offset by a decrease to other expenses of $290,958 and tax expense of $36,423.

While several of the Company’s vendors have inflationary clauses in their contracts, the impact of inflation is considered immaterial.

Comparison of the Years Ended December 31, 2024 and 2023

Results of Operations

	Year ended December 31, 2024	Year ended December 31, 2023	Change	Change

	$	$	$	%
General and administrative expenses	10,924,135	7,484,105(1)	3,440,030	45.96

Research and development expenses	16,079,276	20,363,124(1)	(4,283,848)	(21.03)

Other income/ (expenses)	1,260,726	(1,082,354)	2,343,080	216.48

Tax expense	1,804	36,423	(34,619)	(95.05)
Net loss	(25,744,489)	(28,966,006)	3,221,517	(11.12)

Foreign currency translation adjustment	(1,454,003)	79,814	(1,533,817)	(1,921.74)
Comprehensive loss	(27,198,492)	(28,886,192)	1,687,700	(5.85)

(1)	Refer to Note 13(b) – General and Administrative Expenses of the Company’s Consolidated Financial Statements which describes the prior period adjustment that was made.

General and Administrative

Comparing the year ended December 31, 2024, to the same period in 2023, general and administrative activities increased by $3,440,030. This increase is primarily due to an increase in salaries, bonuses, and benefits, as well as an increase in share-based payments. As well, the Company incurred additional public company and insurance costs as a result of being listed on Nasdaq in early 2024. This is offset by reduction in professional fees related to audit and accounting fees in addition to a decrease in business development activities.

Research and Development

Comparing the year ended December 31, 2024, to the same period in 2023, research and development activities decreased by $4,283,848. This decrease is primarily due a decrease in costs related to direct research programs given the reduced activity with the EP-104IAR program. This is partially offset by increases in salaries and benefits due to increased headcount and salary increases as well as increased travel costs. In addition, there was no pipeline development nor government grants received during the year ended December 31, 2024.

Other Income/(Expenses)

Comparing the year ended December 31, 2024, to the same period in 2023, other expenses decreased by $2,343,080. This decrease is primarily due to the changes in fair value of financial instruments of approximately $2.0 million and the decrease $566,600 in interest expense on the SVB convertible debt facility as the facility matured before the quarter ended June 30, 2024. In addition, interest income increased by $296,974 as a result of an increase in the Canadian prime rate during the year ended December 31, 2024. This is partially offset by an increase of in foreign exchange loss of $225,505 due to fluctuations in the value of the Canadian in addition to $355,582 in fees related to the cancelled Yabema convertible debt.

Summary of Quarterly Results

The information in the tables below has been derived from the Company’s audited consolidated financial statements. Effective December 31, 2023, the Company transitioned to U.S. GAAP and changed its reporting currency to USD from CDN. As such, all prior amounts originally reported in CDN are now reported in USD. The change in reporting currency was made to enhance comparability of the Company’s results with other publicly traded companies in the life sciences industry. The Canadian dollar continues to be the functional currency of the Company. In addition, all quarters have been retrospectively restated for the adoption of U.S. GAAP effective December 31, 2023.

The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023 (Restated)	Jun 30, 2023 (Restated)	Mar 31, 2023 (Restated)

	$	$	$	$	$	$	$	$
Total Revenue	-	-	-	-	-	-	-	-
Total net loss	(7,532,342)	(5,991,320)	(6,063,894)	(6,156,933)	(10,607,396)	(4,896,082)	(9,506,442)	(3,956,088)
Loss per share, basic and diluted (Owners of the Company)	(0.21)	(0.17)	(0.17)	(0.21)	(0.38)	(0.18)	(0.43)	(0.18)

The Company has incurred net losses in each of its preceding eight quarters as a result of continued activities associated with the Phase 2 clinical trial for EP-104IAR and the Phase 1b/2a clinical trial of EP-104GI. This trend is expected to continue into the future as we make further investments in our EP-104 programs. Research and development expenses are expected to remain high as we undertake clinical trials and incur significant costs for CROs and consultants, and further investment in additional drug candidates in support of broader pipeline development. General and administrative expenses are likely to remain high in the future as a result of ongoing costs associated with public company compliance.

Use of Proceeds

The following table shows the estimated use of net proceeds from the Offering, compared with the actual use of net proceeds:

March 2024 Financing

	Estimated Amount to be Expended	Estimated Amount to be Expended (1)	Actual Amount Expended
	CDN$	US$	US$
Research and development activities for EP-104GI and EP-104IAR	12,100,000	8,941,107	7,485,149
General and administrative expenses	7,700,000	5,689,795	6,951,735
Amended and restated license agreement payment	6,700,000	5,000,000	5,000,000
Total	26,500,000	19,630,902	19,436,884
(1)

Converted as of March 15, 2024, using the daily rate of exchange published by the Bank of Canada of US$1.00 = CDN$1.3533 with the exception of the license payment which is denominated in the Company’s reporting currency.

We intend to use a portion of the capital resources previously identified for EP-104IAR development to continue development of EP-104GI.

Liquidity, Capital Resources and Outlook, Management of Cash Resources

As of December 31, 2024, the Company had cash of $33,101,294 (December 31, 2023 - $19,341,756).

The Company’s business does not currently generate revenue or positive cash flows from operations and is reliant on equity and debt financing to provide the necessary cash to continue its research and development activities and ongoing operations. There can be no assurance that financing will be available in the future with terms that are satisfactory to the Company.

The Company’s cash flow forecasts are continually updated to reflect actual cash inflows and outflows so to monitor the requirements and timing for additional financial resources. Given the volatility of the Canadian dollar, U.S. dollar, and Australian dollar (“AUD”) exchange rate, the Company estimates its USD and AUD expenses for the year and sets aside appropriate levels of USD and AUD cash. By holding USD and AUD, the Company remains subject to currency fluctuations which effect its loss during any given year.

Further, we continue to monitor additional opportunities to raise equity capital and/or secure additional funding through non-dilutive sources such as government grants and potential license agreements. However, it is possible that our cash and working capital position may not be enough to meet our business objectives in the event of unforeseen circumstances or a change in our strategic direction.

On March 15, 2024, the Company announced it had closed an overnight marketed public offering (the “Offering”) of Common Shares of the Company. Pursuant to the Offering, Eupraxia issued 8,260,435 Common Shares at a price of CDN$4.10 per share for gross proceeds of $25,026,073 (CDN$33,867,784).

As consideration for the services rendered by the underwriters in connection with the Offering, the Company paid the underwriters a cash commission of $1,501,564 (CDN$2,032,067) which is equal to 6% of the gross proceeds raised under the Offering. An additional $309,652 (CDN$419,052) in legal and agents’ expenses were also paid to the underwriters. The Company incurred an additional $361,466 (CDN$489,172) in share issuance costs associated with the Offering.

On October 31, 2024, the Company issued Preferred Shares in the Private Placement. Pursuant to the Private Placement, the Company issued 8,905,638 Preferred Shares at a price of CDN$5.00 for aggregate gross proceeds of $31,997,837 (CDN$44,528,190).

The Company paid $242,116 (CDN$336,928) in legal expenses and an additional $50,502 ($70,279) in listing fees were paid in association with the Preferred Share Offering.

These funds are being used to fund our clinical trials in EP-104 and the remainder of the proceeds will be used for general and administrative expenses, working capital needs and other general corporate purposes. Assuming the full exercise of EPRX.WT.A warrants prior to their April 20, 2026 expiry, we anticipate our cash resources will be sufficient to fund the Company to the third quarter of 2026.

Comparison of Cash Flow for the Years ended December 31, 2024 and 2023.

	Year ended December 31, 2024	Year ended December 31, 2023

	$	$
Net cash provided by (used in):

Operating activities	(29,994,491)	(20,748,619)

Investing activities	(75,159)	(73,377)

Financing activities	45,784,207	21,078,966
Net increase in cash	15,714,557	256,970

Foreign Exchange effect on cash	(1,955,019)	821,397

Cash used in operating activities for the year ended December 31, 2024 increased by $9,245,872 compared to the same period in the prior year. The primary driver was the increase in expenditure on the EP-104GI clinical trials, increased manufacturing and analytical activities, and financing related costs, payment of accounts payable and accrued liabilities including the milestone payment to Auritec of $5,000,000, and increased salary costs partially offset by decreased EP-104IAR activities.

Cash used in investing activities for the year ended December 31, 2024 increased by $1,782 compared to the same period in the prior year. The primary driver of the increase was the purchase of lab equipment offset by the sale of equipment in 2024.

Cash provided by financing activities for the year ended December 31, 2024 increased by $24,705,241 compared to the same period in the prior year. The primary driver of the increase was the Offering and the Private Placement which occurred during the year ended December 31, 2024 partially offset by the private placement financing during the year ended December 31, 2023. In addition, fewer warrants and options were exercised in the current period in addition to the repayment of the SVB convertible debt facility.

Going Concern

The Company’s consolidated financial statements relating to this MD&A have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At December 31, 2024, the Company had cash of $33,101,294. The Company has not yet generated revenue from operations. The Company incurred a net loss of $25,744,489 during the year ended December 31, 2024, and as of that date, the Company’s accumulated deficit was $131,003,831. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities.

The Company will periodically have to raise funds to continue operations and raised gross proceeds of $25,026,073 (CDN$33,867,784) through the Offering of 8,260,435 Common Shares in March 2024, and a further $31,997,837 (CDN$44,528,190) through the Private Placement of 8,905,638 Preferred Shares on October 31, 2024. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing conflicts in the Ukraine and the Middle East affecting the global capital markets. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements relating to this MD&A do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Long-Term Obligations and Other Contractual Commitments

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued for these payments as of December 31, 2024 due to the uncertainty over whether these milestones will be achieved. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

Auritec License Agreement

Auritec is a privately held clinical-stage drug delivery company that holds patents in the field of extended-release delivery of drug products utilizing its proprietary drug delivery platform, the “Plexis Platform”. Eupraxia, through its subsidiary, Eupraxia Pharmaceuticals USA LLC (“Eupraxia LLC”), is a party to an amended and restated license agreement dated effective October 9, 2018 (as further amended, the “Amended and Restated License Agreement”) with Auritec.

Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents owned or controlled by Auritec and for all the technical information and know-how relating to the technology claimed in such patents or possessed by Auritec with respect to the use of the Plexis Platform for the delivery of fluticasone in all medical fields (except for the Excluded Fields (as defined in the Amended and Restated License Agreement)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported the Licensed Products (as defined in the Amended and Restated License Agreement).

Pursuant to the terms of the Amended and Restated License Agreement, in consideration for the rights and exclusive license granted to Eupraxia LLC, Eupraxia LLC paid the Upfront Fee (as defined in the Amended and Restated License Agreement) of $5,000,000 with the agreement currently in good standing.

In addition to the Upfront Fee, pursuant to the Amended and Restated License Agreement, Eupraxia LLC has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to Licensed Products under the Amended and Restated License Agreement as well as a royalty of 4% of net sales of Licensed Products by Eupraxia USA or its affiliates, subject to certain reductions.

The following table summarizes the remaining milestone payment schedule. During the year ended December 31, 2024, the Company paid $5,000,000 to Auritec upon successful completion of the Phase 2b study.

Milestone Event	Milestone Payment

First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval Non-OA Indication Regulatory Approval	5,000,000 10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000
Maximum amount payable	$25,000,000

Eupraxia LLC has also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC has further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or its assets or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100,000,000. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue

Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia LLC that is not cured within 60 days (15 days in the case of a payment breach). Further, if Eupraxia LLC directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, we may immediately terminate the Amended and Restated License Agreement.

Lease Agreement

On October 21, 2019, the Company entered into a lease agreement for its head office located at Suite 201 – 2067 Cadboro Bay Road, Victoria BC. The lease was for a period of 5 years, expiring November 30, 2024. The Company signed an extension agreement on May 13, 2024 to extend the term of the lease by 12 months, expiring November 30, 2025. The base rent for the next 11 months is anticipated to be $74,490 ($CDN$107,184).

In addition, the Company anticipates additional rent costs to be $62,075 (CDN$89,320) which relates to its portion of property taxes and operating costs. Additional rent is subject to adjustment at the end of each lease year based on actual costs incurred.

Terminated Convertible Debt Facilities

Silicon Valley Bank

On June 21, 2021, the Company entered into a contingent convertible debt agreement (the “SVB Agreement”) with SVB and concurrently drew down, in full, the CDN$10,000,000 principal amount under the SVB Agreement.

The Debt Agreement had a term of 36 months (or 48 months at SVB’s election) and accrued interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrued interest at a rate of 7% per annum, which was partially settled at maturity. During the year ended December 31, 2024, the Canadian prime rate ranged from 5.45% - 7.20%. During the year ended December 31, 2023, the Canadian prime rate ranged from 6.45% - 7.20%.

Subject to the terms and conditions of the SVB Agreement, SVB had the option to elect to convert the principal amount of the convertible debt and the accrued and unpaid interest thereon into Common Shares at a conversion price equal to CDN$5.68 per Common Share. The conversion price of the accrued and unpaid interest would be subject to the minimum pricing requirements of the TSX, to the extent applicable, at the time of conversion.

The Company granted SVB a security interest in all of its assets, excluding its patents and other intellectual property, and the testing and product equipment by way of the loan agreement it entered into on September 10, 2021 as security for its obligations under the SVB Agreement.

On June 21, 2024, the loan under the SVB Agreement matured and a portion of the balance of $4,494,795 (CDN$6,161,016) was paid to SVB representing principal and interest. On September 11, 2024, the remaining balance of $4,580,018 (CDN$6,204,092) was paid to SVB representing the remaining principal and interest. This payment extinguished the liability the Company had with SVB.

Yabema Capital

On August 1, 2024, the Company entered into a $8,659,200 (CDN$12,000,000) convertible debt facility (“Convertible Debt Facility”). Under the Convertible Debt Facility, the Lenders will make available for drawdown an aggregate amount of CDN$12,000,000 for a period of 120 days following entry into the agreement. The Convertible Debt Facility was to mature 24 months from August 1, 2024 (the closing date) and could be extended for an additional 12 months at the Lenders’ option. The decision to draw on the facility within 120 days of closing was at the discretion of Eupraxia and was subject to the full and final release of the Debt Agreement.

The aggregate unpaid principal amount and any accrued and unpaid interest thereon will be convertible at the discretion of the lenders into Eupraxia common shares at a conversion price equal to CDN$4.84375 per common share.

The Company granted the Lenders a security interest in all of its assets, excluding its patents and other intellectual property.

As a result of the closing of the Private Placement, on October 31, 2024, the Company entered into the Termination Agreement with the Lenders to terminate the Convertible Debt Facility and discharge all security interests. Commitment fees of $355,582 (CDN$480,000) that were treated as a prepaid expense have been included in the Consolidated Statement of Operations and Comprehensive Loss.

Transactions with Related Parties

There were no transactions with related parties during the years ended December 31, 2024 and 2023, reportable under U.S. GAAP.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year, which, by their nature, are uncertain. Actual outcomes could differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future events. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future periods if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances that affect the reported amounts of assets, liabilities, income and expenses.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

Share-based payments are measured at fair value, using the Black-Scholes option pricing model, at the grant date and expensed over the vesting period. In determining the fair value, the Company makes estimates of the expected volatility of the shares, the expected life of the share-based instrument, and an estimated risk-free interest rate; and

ii)

The determination of the amount allocated to the liability and equity components (for those financial instruments that are comprised of both). This requires management to estimate various components and characteristics of present value calculations used in determining the fair value of the instrument, including the market interest rates of non-convertible debentures.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company’s management made the following critical accounting judgments:

i)	The determination of the functional currency of the Company and its subsidiaries; and

ii)	Assessment of the appropriateness of the going concern assertion and events and conditions that indicate a material uncertainty that may cast substantial doubt thereon.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances the disclosures required for operating segments on an interim and annual basis. The Company adopted this ASU in the fourth quarter of 2024 retrospectively to all prior periods presented in the consolidated financial statements.

Upcoming Accounting Standards and Interpretations

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2025 or later periods. The new and amended standards are not expected to have a material impact on the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, payable to Auritec, loans payable and convertible debt.

There were no changes to the Company’s risk exposures or management of risks during year ended December 31, 2024. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents and short-term investments, being its primary exposure to credit risk, are held with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of December 31, 2024, the Company had cash of $33,101,294 (2023 - $19,341,756) in addition to current liabilities of $3,103,386 (2023 - $19,373,903). Management is currently working on certain strategic alternatives including, but not limited to, raising additional capital. There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Contractual Obligations	Total	Less than 1 year	1-2 years

Accounts Payable and Accrued Interest (1)	$3,031,527	$3,031,527	$-
Leases	74,490	74,490	-

Total Contractual Obligations	$3,106,017	$3,106,017	$-

(1)	Included amounts owing to vendors as well as accrued interest.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars. The Company does not use derivatives to hedge against this risk, however, it does purchase US dollars to cover anticipated costs that will be denominated in US dollars.

At December 31, 2024, the Company held cash of $3,740,799 (2023 – $933,816), had accounts payable and accrued liabilities of $376,541 (2023 – $1,292,128), a payable owing to Auritec of $nil (2023 - $5,000,000) and a loan payable of $nil (2023 – $62,709) denominated in US dollars which were translated to Canadian dollars at 1.4389 (2023 – 1.3226). The impact of a 10% change in the exchange rates would have an impact of approximately $336,426 (2023 – $542,102) on profit or loss. The Company held cash of $149,736 (2023 - $67,124), accounts payable and accrued liabilities of $120,361 (2023 - $63,509) and had $258,074 in accounts receivable (2023 - $153,749) denominated in Australian Dollars which were translated into Canadian Dollars at 0.8915 (2023 – 0.9001). The impact of a 10% change in the exchange rate would have an impact of approximately $17,810 (2023 - $10,710) on profit or loss. The Company also has cash in accounts payable in Great British pounds and Euros. The impact of a 10% change in the exchanges of these currencies would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs.

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities and loans payable and convertible debt. With the exception of convertible debt, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.

The following table summarizes information regarding the carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	December 31, 2024	December 31, 2023
Cash	$33,101,294	$19,341,756
Amounts receivable	228,872	190,612
Accounts payable and accrued liabilities	3,031,527	3,921,875
Payable to Auritec	Nil	5,000,000
Loans payable	Nil	62,709

The following table summarizes information regarding the changes in fair value of the SVB debt facility which was categorized as Level 3 ((there were no key inputs that affected the valuation since the balance was paid via cash during the year ended December 31, 2024):

Balance - December 31, 2022	$8,741,996
Accrued interest	1,162,773
Interest paid	(591,170)
Change in fair value	836,595
Foreign exchange	185,809
Balance - December 31, 2023	$10,336,003
Accrued interest	601,637
Interest paid	(360,040)
Change in fair value	(1,200,541)
Loan repayment	(9,074,813)
Foreign exchange	(302,246)
Balance – December 31, 2024	$-

Risks and Uncertainties

The primary risk factors affecting the Company are set forth under the heading “Risk Factors” in the Shelf Prospectus and the AIF.

Outstanding Share Capital

As of the date of this MD&A, the Company had 35,849,353 Common Shares issued and 8,905,638 Preferred Shares outstanding. The maximum number of additional Common Shares issuable, should all convertible rights be exercised are as follows:

Common Shares Issuable:	As of the date of MD&A
Options (1)	4,602,370

2013 Warrants (2)	380,921

Founders Warrants (3)	315,500

Underlying Founders Warrants (4)	315,500

Class B Shares (5)	562,500

Warrants – Listed EPRX.WT(6)	2,826,024

Warrants – Listed EPRX.WT.A(7)	4,996,250

Compensation Warrants (8)	50,054

Nordic Warrants (9)	39,228

Convertible Preferred Shares (10)	8,905,638

Total Common Shares Issuable	22,993,985

Notes:

(1)	Represents options outstanding under the Company’s stock option plan, each having an exercise price between CDN$1.90 and CDN$8.00 and expiry dates ranging from March 31, 2025 to August 9, 2034.

(2)

Represents common share purchase warrants to acquire up to 380,921 Common Shares at an exercise price of CDN$0.7572 per share, with each such common share purchase warrant expiring 120 days after the warrant holder or the holder’s spouse ceases to be a director, officer or consultant of the Company.

(3)

Represents common share purchase warrants to acquire 315,500 units, with each unit consisting of one Common Share and one underlying common share purchase warrant (an “Underlying Founder Warrant”) at an exercise price of CDN$0.4984 per unit, expiring 120 days after the warrant holder ceases to be a director, officer or consultant of the Company.

(4)

Represents Underlying Founder Warrants to acquire up to 315,500 Common Shares, at an exercise price of CDN$0.75 per share, expiring two years from the date of exercise of the Underlying Founder Warrant.

(5)

Represents 562,500 Common Shares that are issuable upon conversion of the 225 Class B Shares of Eupraxia Pharma Inc., the Company’s subsidiary, held by Amanda Malone, the Chief Scientific Officer of the Company. Each Class B Share is exchangeable into Common Shares based on an exchange rate of 2,500 Common Shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 Common Shares. The Class B Shares are exchangeable by Ms. Malone at her election, provided that the Company may force the exchange of the Class B Shares into Common Shares at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into Common Shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay Ms. Malone cash in lieu of issuing Common Shares, with such cash amount to be determined based on the then current market price of the Common Shares.

(6)

Each common share purchase warrant is exercisable into one Common Share of the Company (each, a “Warrant Share”) at an exercise price of CDN$11.20 per Warrant Share at any time prior to 5:00 p.m. (Eastern time) on the date that is five years following the closing of the Company’s initial public offering in Canada, subject to adjustment in certain events. The common share purchase warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than CDN$22.40 for five consecutive trading days. Of the 2,826,274 warrants issued, 250 warrants have been exercised as of the date hereof.

(7)

Each common share purchase warrant entitles the holder thereof to acquire one Common Share at an exercise price of CDN$3.00 per Common Share for a period of 48 months following the closing date of the 2022 Offering, being April 20, 2022. Of the 7,331,550 warrants issued, 2,335,300 warrants have been exercised as of the date hereof.

(8)

500,538 common share purchase warrants were issued to the agents of the 2022 Offering and represents 7% of the units issued in the 2022 Offering including the over-allotment option (the “Compensation Warrants”). Each Compensation Warrant shall entitle the agents to acquire a Common Share at the price of CDN$2.05 for a period of 48 months following completion of the 2022 Offering, being April 20, 2022. Of the 500,538 Compensation Warrants issued, 450,484 Compensation Warrants have been exercised as of the date hereof.

(9)

Each Nordic Warrant is exercisable into one Common Share at an exercise price of CDN$11.20 per share at any time prior to 5:00 p.m. (Eastern time) on April 29, 2026, subject to adjustment in certain events. The Nordic Warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than CDN$22.40 for five consecutive trading days.

(10)	Represents 8,905,638 Common Shares that are issuable on a one-to-one basis for no additional consideration upon conversion of the 8,905,638 Preferred Shares.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, disclosure controls and procedures were evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2024, the disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that are filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with certain other members of management, are responsible for establishing and maintaining adequate internal controls over financial reporting (‘ICFR”). ICFR is designed under our supervision, and overseen by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2024

Additional Information

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca. and EDGAR at www.sec.gov/edgar.